June 18, 2015

Via EDGAR and EMAIL

Tiffany Piland Posil, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	GrafTech International Ltd.

Schedule 14D-9 Filed May 26, 2015

Schedule 13E-3 Filed May 27, 2015

File No. 005-45707

Dear Ms. Posil:

This letter is submitted in response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 5, 2015 with respect to the above-referenced Schedule 14D-9 (as amended to date, the “14D-9”) and Schedule 13E-3 (as amended to date, the “13E-3”) filed by GrafTech International Ltd. (the “Company”).

For your convenience, I set forth each comment from your letter in bold typeface and include the Company’s response below it.

General

1.	Please disclose the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See Item 1008(a) of Regulation M-A.

The Company acknowledges the Staff’s comment and will add cross references to the disclosure set forth under the captions “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Shares Held by Non-Employee Directors and Executive Officers of the Company” and “Item 6. Interest in Securities of the Subject Company” into Items 11(a) and 11(b) of the 13E-3, respectively. In addition, disclosure will be added under the caption, “Item 6. Interest in Securities of the Subject Company” in the 14D-9 that states, “To the Company’s knowledge, after making reasonable inquiry, other than as contemplated by the Investment Agreement, neither of the general partners of Purchaser or Brookfield Capital Partners IV L.P (“BCP IV LP”), nor any of the directors and officers of Purchaser, Acquisition Sub, Brookfield or BCP IV LP beneficially own any securities in the Company nor has purchased or acquired securities of the Company during the past 60 days.”

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Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 3

2.	Disclosure indicates that “[a]ssuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Offer, as of the date hereof, satisfaction of the Minimum Condition would require the tender of approximately 15% of the currently outstanding Shares.” Please disclose the number of shares that must be tendered in order to satisfy the Minimum Condition.

The Company acknowledges the Staff’s comment (and comment number 3 below) and will add the following disclosure to the subsection titled “Merger Agreement” of Item 3 (“Past Contracts, Transactions, Negotiations and Agreements”) of the 14D-9 to explain the number of Shares required to be tendered to satisfy the Minimum Condition and the Merger Condition and the assumptions related thereto.

“As of May 22, 2015, 137,240,008 Shares were outstanding. As previously publicly disclosed, prior to the commencement of the Offer, Purchaser agreed to acquire shares of Preferred Stock under the Investment Agreement, convertible as of the date of issuance into 30,000,000 Shares, a portion of which is subject to stockholder approval. Accordingly, assuming the consummation of the transactions contemplated by the Investment Agreement, upon the closing of the Offer the number of outstanding Shares on an as converted basis would be 167,240,008. Satisfaction of the Minimum Condition requires that, upon the closing of the Offer, Purchaser must own at least 30% of the Shares outstanding on an as converted basis, which, assuming consummation of the transactions contemplated by the Investment Agreement and no change in the Shares outstanding since May 22, 2015, would be 50,172,003 Shares. Since Purchaser would own outstanding Preferred Stock that would be convertible into 30,000,000 Shares, an additional 20,172,003 Shares (or 14.7% of the Shares outstanding as of May 22, 2015) would need to be purchased at the expiration of the Offer in order to satisfy the Minimum Condition.

Satisfaction of the Merger Condition requires that, upon the closing of the Offer, Purchaser must own at least 80% of the Shares outstanding on an as converted basis, which, assuming consummation of the transactions contemplated by the Investment Agreement, and no change in the Shares outstanding since May 22, 2015, would be 133,792,007 Shares. Since Purchaser would own outstanding Preferred Stock that would be convertible into 30,000,000 Shares, an additional 103,792,007 Shares (or 75.6% of the Shares outstanding as of May 22, 2015) would need to be purchased at the expiration of the offer in order to satisfy the Merger Condition.

The Company believes that the number of Shares outstanding immediately prior to expiration of the Offer is likely to change from the number of Shares outstanding as of May 22, 2015 due to grants, vesting and forfeitures of employee equity awards, exercise by employees of employee stock options, contributions by the Company to the Savings Plan funded with Shares ordinary course and other changes and, accordingly, the percentages and numbers of currently outstanding Shares required to be tendered to satisfy the Minimum Condition and the Merger Condition are likely to change. The Company does not believe, however, that such changes will be material to the likelihood of satisfaction of such conditions.”

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3.	Disclosure indicates that “[a]ssuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Offer, as of the date hereof, satisfaction of the Merger Condition would require the tender of approximately 75% of the currently outstanding Shares.” Please disclose the number of shares that must be tendered in order to satisfy the Merger Condition.

Please see previous response.

Item 4. The Solicitation or Recommendation, page 11

Back ground and Reasons for the Board’s Recommendation, page 11

4.	Disclosure indicates that the “Board discussed various alternatives to the proposed transactions with Brookfield.” Please provide all the information required by Item 1013(b) of Regulation M-A as to such alternatives and why they were not pursued.

The Company acknowledges the Staff’s comment and will modify the disclosure to the subsection titled “(b) Background and Reasons for the Board’s Recommendation — Background” of Item 4 (“The Solicitation or Recommendation”) of the 14D-9 to make it clear that the Board discussed variations on the proposed transactions with Brookfield. See Attachment A, which reflects in a blackline format all changes to be made to the 14D-9 in response to this comment and comment 5 below.

5.	Explain why the company chose not to solicit other potential transaction partners or to “shop” itself after being approached by Brookfield. See Item 1013(b) of Regulation M-A.

The Company acknowledges the Staff’s comment and will add the following disclosure to the subsection titled “(b) Background and Reasons for the Board’s Recommendation — Background” of Item 4 (“The Solicitation or Recommendation”) of the 14D-9, pertaining to Company’s decision not to solicit other potential transaction partners. See also Attachment A, which reflects in a blackline format all changes to be made to the 14D-9 in response to this comment and comment 4 above.

“The Board discussed the Company’s liquidity, financing alternatives available to the Company, the Company’s 2015 first quarter results, changes in the Company’s forecasted results and the potential impact thereof on those financing alternatives, the time frame for pursuing either a standalone financing transaction or a financing transaction and a tender offer transaction with Brookfield, the time-frame for pursuing financing alternatives with third parties or in the public market, the likely interest of third parties in acquiring the Company (including possibilities considered by the Board over the preceding years), the likely time-frame for such third parties or other strategic or financial bidders to make to a definitive offer or to respond to an invitation to do so, and whether a go shop process would enable both securing a definitive offer at such time from Brookfield and allow for soliciting superior offers after announcement of entry into a definitive agreement with Brookfield.”

“The Board also discussed the proposed go shop process and concluded that such process would be sufficient to solicit definitive offers, if any, from strategic and financial parties whom the Board reasonably believed could have an interest in

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making and consummating a proposal, taking into account reasonably expected financial resources, financing contingencies, antitrust considerations, business conditions and considerations, and execution capabilities. The Board also discussed Brookfield’s strong track record of success, demonstrated confidence in the Company’s strategic plan and prospects, and proposal and ability to engage in a tender offer transaction without a financing condition that would allow stockholders to choose immediate liquidity at a premium for some or all of their Shares and avoid the risks inherent in the current operating environment or to participate in the Company as a stockholder following the closing of the proposed tender offer with the benefit of Brookfield’s sponsorship going forward to the extent the conditions to the Merger, particularly the Merger Condition, were not satisfied, as well as the Company’s negotiated right to pursue other transaction partners during the go shop period, the risk that Brookfield would withdraw its proposal and not engage in further discussions if the Company was simultaneously pursuing alternative or competing transactions or partners, and the risk that a broad process could result in public leaks or rumors that could damage the Company and even ultimately prevent the Company from being able to undertake any transaction.”

“, including Brookfield’s willingness to permit the Company to consider an unsolicited competing acquisition transaction even after the go shop process”

6.	Please disclose the information required by Item 1013(c) and (d) of Regulation M-A. In doing so, please consider the instructions to Item 1013 of Regulation M-A.

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the Company’s disclosure presented on page 18 of the 14D-9 under the caption, “Reasons for the Offer and the Merger; Fairness of the Offer and the Merger” and the disclosure in the 13E-3 incorporated by reference to the Offer to Purchase under the captions “Special Factors – Section 2 – Purpose of the Offer; Plans for the Company,” “Special Factors – Section 5 – Certain Effects of the Offer” and “The Tender Offer – Section 5 – Certain U.S. Federal Income Tax Consequences of the Offer.” In addition, the following disclosure will be added to the subsection titled “Book Value and Ratio of Earnings to Fixed Charges” of Item 8 (“Additional Information”) of the 14D-9.

“Upon completion of the Merger, Purchaser’s direct and indirect beneficial ownership interest in the Company’s net book value and net income would increase from 0% to 100%. Based on the Company’s net book value of approximately $1.0 billion as of December 31, 2014 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and indirect beneficial interest in the Company’s net book value increasing by approximately $1.0 billion. Based on the Company’s net income as of December 31, 2014 (as reported in the Company’s Annual Report on Form 10-K), this increase would result in Purchaser’s direct and beneficial ownership interest in the Company’s net loss increasing by approximately $285.4 million.”

7.	Disclosure indicates that “all of the Company’s directors (except for Mr. Hawthorne) intend to tender all of their Shares in the Offer and the Company’s

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executive officers (including Mr. Hawthorne) intend to tender a portion of their Shares in the Offer.” Please disclose the reasons for the intended action. Refer to Item 1012(d) of Regulation M-A. If insiders of the company will retain a material equity interest in the company going forward, consider whether they should be filers on the Schedule 13E-3. We may have further comments.

The Company advises the Staff that none of the Company’s directors (except Mr. Hawthorne) will retain any interest in the Company upon consummation of the Offer and none of the Company’s officers (including Mr. Hawthorne), individually or collectively, will retain a material equity interest in the Company upon such consummation. Accordingly, the Company does not believe that any of the Company’s officers should be filers on the 13E-3. The Company acknowledges the Staff’s comment and will add the following disclosure to the subsection titled “(b) Background and Reasons for the Board’s Recommendation — Intent to Tender” of Item 4 (“The Solicitation or Recommendation”) of the 14D-9 to describe the reasons for the intended actions.

“To the Company’s knowledge, after making reasonable inquiry, all of the Company’s directors (except for Mr. Hawthorne) intend to tender all of their Shares in the Offer and the Company’s executive officers (including Mr. Hawthorne) intend to tender a significant portion of their Shares (from approximately 50% to 100%) in the Offer. As described elsewhere herein, the Board views the Offer as an opportunity for the Company’s stockholders to choose immediate liquidity at a premium for some or all of their Shares and avoid the risks inherent in the current operating environment or to participate in the Company as a stockholder following the closing of the Offer with the benefit of Brookfield’s sponsorship going forward to the extent the conditions to the Merger, particularly the Merger Condition, are not satisfied. Accordingly, the officers intend to tender a portion of Shares for personal purposes and to retain the remaining Shares to participate in the Company as a stockholder following the closing of the Offer to the extent the conditions to the Merger, particularly the Merger Condition, are not satisfied, due to their personal assessment of management’s strategy for the long-term value creation and positioning of the Company to benefit from a recovery in the current industry cycle.”

Certain Forecasts, page 28

8.	Please disclose the material assumptions underlying management projections and describe the limitations of the management projections.

The Company acknowledges the Staff’s comment and will add the following disclosure to the subsection titled “(b) Background and Reasons for the Board’s Recommendation — Certain Forecasts” of Item 4 (“The Solicitation or Recommendation”) of the 14D-9 to describe the material assumptions underlying management projections and the limitations thereof.

“The Company does not make public forecasts or projections or provide public guidance as to future performance or other prospective financial information beyond the current fiscal year, and the Company is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, the Company’s management prepared non-public, internal financial forecasts regarding the Company’s results for 2015 through 2024 and provided such forecasts to J.P. Morgan, in connection with its evaluation of

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the fairness, from a financial point of view, of the Offer. The Company has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes.

The Company’s internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles in the United States. The Company’s independent public accountants have not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The summary of these internal financial forecasts included below is not being included to influence stockholders’ decisions whether to tender their Shares, but because these internal financial forecasts were provided by the Company to J.P. Morgan.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, economic, market and financial conditions and other future events, as well as matters specific to the Company’s businesses) that are inherently subjective and uncertain and are beyond the control of the Company’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance and competition, general business, economic, market and financial conditions, global and regional social and political conditions and other factors discussed in the sections entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, all of which are filed with the SEC and incorporated by reference into this Schedule, and the forward-looking statements disclosure contained in the section entitled “Item 8. Additional Information—Forward-Looking Statements” beginning on page 37 of this Schedule.

These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to both future external and internal conditions as well as future business decisions, all of which are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized. The principal variables, expectations and assumptions reflected in these internal financial forecasts include:

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•	compound annual growth of net sales over the next 10 years of approximately 3%, with a terminal growth rate of 2%. This growth in net sales is due to volume and price increases and favorable changes in product mix and assumes average annual growth in global graphite electrode demand of approximately 2% and average annual growth in needle coke demand of approximately 2%, driven by average annual growth in global electric arc steel production of approximately 2% and average annual growth in global smelting production utilizing graphite electrodes of approximately 2%;

•	manufacturing cost increase due primarily to increases in volumes sold and average annual increases in costs for key manufacturing inputs (primarily decant oil, energy (electricity and natural gas), manufacturing labor, pitch and metallurgic cokes, and freight) of 2% to 3% annually; and

•	interest expense is reduced and eliminated over the course of the forecast period due primarily to reduction in outstanding debt from free cash flow.

The principal variables, expectations and assumptions also include an assumption that there is no material change in global graphite electrode, needle coke or pitch coke production capacity, there are no future rationalizations or asset impairments by the Company, and there is no change in interest rates, tax rates, currency exchange rates, inflation or deflation, or applicable duties and tariffs. In addition, these internal financial forecasts do not include any gain or loss from the disposition of, or any results from, the advanced graphite materials business. The Company does not believe that any such gain, loss or results would have a material impact on the information presented in these internal financial forecasts.

The inclusion of a summary of these internal financial forecasts in this Schedule should not be regarded as an indication that any of the Company or its affiliates, advisors, officers, directors, or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. Many of the variables, expectations and assumptions reflected in these internal financial forecasts are subject to change and none of these internal financial forecasts reflect revisions that could result from changes in the Company’s business or industry, competition, general business, economic, market or financial conditions, global or regional social or political conditions or other factors or any other transactions or events that have occurred or may occur and that were not anticipated at the time that these internal financial forecasts were prepared. None of the Company or its affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future conditions or events, even in the event that any or all of the variables, expectations or assumptions underlying these internal financial forecasts are shown to be in error. Since these

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internal financial forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. The Company does not intend to make publicly available any update or other revision to these internal financial forecasts. None of the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the Company’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. The Company has made no representation to Brookfield or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts. The below forecasts do not give effect to the transactions contemplated by the Merger Agreement. The Company urges all stockholders to review the Company’s most recent SEC filings for a description of the Company’s reported financial results.”

Item 8. Additional Information, page 31

Appraisal Rights, page 34

9.	Please provide a brief summary of appraisal rights under Section 262 of the DGCL, including the timeframe for perfecting appraisal rights, and disclose when shareholders will be provided with the statutory notice of appraisal rights.

The Company acknowledges the Staff’s comment and will add the following disclosure to the subsection titled “Appraisal Rights” of Item 8 (“Additional Information”) of the 14D-9 to briefly summarize the timeframe for perfecting appraisal rights and when shareholders will be provided with the statutory notice of appraisal rights.

“This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time (as defined below) who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the effective time of the Merger (the “Effective Time”), such stockholder must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, (which shall be July 7, 2015 unless Acquisition Sub extends the Offer pursuant to the terms of the

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Merger Agreement), and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was May 26, 2015), deliver to the Company a written demand by the holder of record for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights

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with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record holder of Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Delaware Court of Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at

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least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal of their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value,

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including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Brookfield nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Brookfield and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such Shares. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

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At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares (who intended or purported to seek appraisal of their Shares) will receive the Offer Price. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Surviving Corporation a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.”

Forward-Looking Statements, page 37

10.	Disclosure indicates that you have no duty to update forward-looking statements. Please revise to clarify that the company will amend the schedule to reflect any material change in the information previously disclosed, consistent with the company’s obligation under Rule 14d-9(c).

The Company acknowledges the Staff’s comment and will add the following disclosure to the subsection titled “Forward-Looking Statements” of Item 8 (“Additional Information”) of the 14D-9 to clarify that the Company will amend the 14D-9 to reflect any material change in the information previously disclosed.

“However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.”

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On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 14D-9 and 13E-3;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 14D-9 and 13E-3; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to our response. I would welcome the opportunity to discuss further any of the points discussed in this letter or to provide supplementary materials that will assist in your review. If you have any questions, please call me at (216) 676-2397.

Sincerely,

/s/ John D. Moran

John D. Moran

Vice President, General Counsel and Secretary

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14D-9 SEC Response Letter Attachment A

On April 16, 2015, the Board met to further discuss Brookfield’s April 14, 2015 non-binding expression of interest. Mr. Barker of Withers, Messrs. Walker and Ventresca and Ian MacAllister of J.P. Morgan and C. Stephen Bigler of Richards, Layton and Finger, P.A., the Company’s Delaware counsel, were all present at the meeting. Messrs. Hawthorne and Asmussen updated the Board regarding Brookfield’s progress with due diligence, the Company’s personnel involved, external resources used by the Company and the scope of the diligence, including plant tours and subject matters covered. Mr. Walker presented and discussed preliminary valuation information on the Company, taking into account public analysts’ estimates, management forecasts, the advanced graphite materials division’s estimated liquidation value (which he stated was used solely for purposes of this discussion in light of the on-going review of business plans), and a preliminary valuation summary based on historic stock trading prices, trading multiples, transaction multiples, and discounted cash flow. Mr. Walker also presented preliminary financing alternatives information, including public company market opportunities and typical parameters of convertible debt, convertible preferred stock, and common equity. Mr. Barker reviewed with the Board the terms and conditions of Brookfield’s expression of interest, which included a go shop provision, and Board fiduciary duties and NYSE and other requirements potentially triggered in connection with the proposed transactions. The Board discussed the Company’s liquidity, financing alternatives available to the Company, the Company’s 2015 first quarter results, changes in the Company’s forecasted results and the potential impact thereof on those financing alternatives, the time-frame for pursuing either a standalone financing transaction or a financing transaction and a tender offer transaction with Brookfield, the time-frame for pursuing financing alternatives with third parties or in the public market, the likely interest of third parties in acquiring the Company (including possibilities considered by the Board over the preceding years), the likely timeframe for such third parties or other strategic or financial bidders to make a definitive offer or to respond to an invitation to do so, and whether a go shop process would enable both securing a definitive offer at such time from Brookfield and allow for soliciting superior offers after announcement of entry into a definitive agreement with Brookfield. The Board discussed variations on the proposed transactions with Brookfield and Mr. Walker presented and discussed certain comparable transactions with the Board. Mr. Hawthorne reported on actions to enhance the performance and liquidity of the Company.

On April 19, 2015, the Board met and further discussed Brookfield’s April 14, 2015, non-binding expression of interest. Messrs. MacAllister, Walker and Ventresca and Mr. Barker attended this meeting. Mr. Walker presented a preliminary overview of the strategic and financing options available to the Company and each option’s advantages, disadvantages and execution considerations, including a potential go shop process. At this meeting, the Board members discussed the principle features of each option, various terms and conditions applicable thereto, potential variations on the options and the possibility that Brookfield might be open to alternative provisions and structures. No binding commitment with Brookfield was authorized at this meeting. However, after completing a review of the various options, the Board directed J.P. Morgan to continue further discussions with Brookfield, with a view to narrowing the number of options to the best available, and Company management to continue in the due diligence process.

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On April 22, 2015, the Board met and discussed which course of action the Board would recommend for responding to Brookfield’s proposal. Present at this meeting were Mr. Barker of Withers and Messrs. MacAllister, Walker and Ventresca of J.P. Morgan. During this meeting, the Board reviewed the options still under consideration since the April 19, 2015 meeting. Mr. Walker described each of the options, described the differences in the options, reviewed the advantages and disadvantages of each, and discussed execution considerations. Mr. Walker described the amount of capital infusion associated with each option and the potential range of Brookfield’s ownership (on a fully diluted basis) upon completion of each option. The Board members discussed their views on the various options in light of the Company’s recent performance, cyclical industry conditions and current and projected future prices of the Shares. The Board also discussed the proposed go shop process and concluded that such process would be sufficient to solicit definitive offers, if any, from strategic and financial parties whom the Board reasonably believed could have an interest in making and consummating a proposal, taking into account reasonably expected financial resources, financing contingencies, antitrust considerations, business conditions and considerations, and execution capabilities. The Board also discussed Brookfield’s strong track record of success, demonstrated confidence in the Company’s strategic plan and prospects, and proposal and ability to engage in a tender offer transaction without a financing condition that would allow stockholders to choose immediate liquidity at a premium for some or all of their Shares and avoid the risks inherent in the current operating environment or to participate in the Company as a stockholder following the closing of the proposed tender offer with the benefit of Brookfield’s sponsorship going forward to the extent the conditions to the Merger, particularly the Merger Condition, were not satisfied, as well as the Company’s negotiated right to pursue other transaction partners during the go shop period, the risk that Brookfield would withdraw its proposal and not engage in further discussions if the Company was simultaneously pursuing alternative or competing transactions or partners, and the risk that a broad process could result in public leaks or rumors that could damage the Company and even ultimately prevent the Company from being able to undertake any transaction. After further discussion, the Board directed J.P. Morgan and Company management to negotiate with Brookfield for a $150 million convertible preferred stock financing and a tender offer (including a back-end merger) for up to 100% of the outstanding Shares, including a proposed dividend rate of 6% for the preferred stock, a $5.75 offer price in the proposed Offer with a minimum tender condition of 10% of the Company’s outstanding Shares and a requirement that Brookfield acquire all of the Shares through a back-end merger in the event 80% of the Shares were tendered in the proposed Offer. The Board discussed that final determinations and approvals would come back to the Board, that the Board was not authorizing a sale of the Company at this time, rather authorizing negotiations with Brookfield, and that the Board would have the opportunity to consider approval of any proposed transaction at a later date.

During the period from April 22, 2015 to April 29, 2015, representatives of Brookfield and J.P. Morgan continued to negotiate terms for the proposed Preferred Stock financing and proposed Offer.

During the course of negotiations from April 22, 2015 to April 24, 2015, representatives of Brookfield indicated to representatives of J.P. Morgan that Brookfield was not willing to increase its proposed purchase price above $5.00 per Share in the proposed Offer, but would reduce the minimum

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condition. After further discussion, on April 25, 2015, representatives of Brookfield indicated to representatives of J.P. Morgan that Brookfield would increase its proposed purchase price to $5.05 per Share in the proposed Offer.

On April 24, 2015, the Board met again to obtain an update on developments with Brookfield’s latest proposal and review a term sheet, the initial draft of which had been included in Brookfield’s April 14, 2015 proposal and the then current draft of which had resulted from substantial negotiations between the parties. Present at this meeting were Mr. Barker of Withers and Messrs. MacAllister, Walker and Ventresca of J.P. Morgan. The Board members reviewed and discussed the terms included in the term sheet achieved after substantial negotiation between the parties, including, with respect to the proposed Preferred Stock financing, the initial conversion price, the put right and make-whole premium payable upon a change of control of the Company and Board designation rights, and, with respect to the proposed Offer (and related merger), the price and conditions of the transaction.

On April 26, 2015 a special meeting of the Board was held for the purpose of obtaining an update on and discussion of the continuing negotiations with respect to Brookfield’s proposal. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Hawthorne discussed certain key items regarding the current state of Brookfield’s proposed Preferred Stock financing and noted that the Company was awaiting a counter-proposal on the proposed Offer. The Board reviewed each key item regarding the proposed Preferred Stock financing and ultimately concurred with management’s resolution or suggested approach for each item and directed management and the representatives from J.P. Morgan to continue negotiations on behalf of the Company. The Board also reviewed the proposed tender offer term sheet and the various changes made to the initial draft during the course of negotiations. The Board agreed to continue negotiations regarding the Offer based on certain parameters that were discussed with management and the representatives from J.P. Morgan and Withers during this meeting.

On April 27, 2015, the Board met to review and discuss the open items in the term sheet for Brookfield’s proposed Preferred Stock financing. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. After receiving advice from the representatives from J.P. Morgan and Withers, the Board agreed and instructed management and the representatives from J.P. Morgan to complete negotiations of the Preferred Stock financing in line with the parameters approved by the Board and authorized management, with the assistance of the Company’s outside legal counsel, to review and negotiate with Brookfield’s legal counsel the specific provisions of the definitive documents necessary for effecting the transaction and to present such documents in substantially completed form to the Board for its review and approval.

On April 28, 2015 the Board met and received an update on the progress of the negotiations surrounding the Brookfield proposals. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Walker updated the Board, noting the open issues and reporting that negotiations were progressing satisfactorily. Mr. Walker and Mr. Barker discussed the process, next steps, timeline and logistics surrounding finalizing negotiations and the consideration being given to signing letters of intent, a draft of which was included in the advance materials for this meeting. The letters of intent would obligate the parties to negotiate the definitive

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documents for both the proposed Preferred Stock financing and the proposed Offer in good faith. The Board also discussed the impact of the proposed transactions on the Company’s senior notes and credit facility, the Senior Subordinated Notes and potential regulatory filings associated with the transactions. The consensus of the Board was to direct J.P. Morgan to inform Brookfield that the $5.05 Offer Price was acceptable.

On April 29, 2015 the Board met and reviewed negotiated term sheets and letters of intent regarding the proposed issuance of Preferred Stock in a private offering to Brookfield and the proposed tender offer by Brookfield and a subsequent merger between an affiliate of Brookfield and the Company under certain circumstances. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. The Board unanimously authorized Company management to execute and deliver the letters of intent and Company management and counsel and J.P. Morgan to proceed with negotiation of definitive agreements and documents related to each of the proposed Preferred Stock financing and the proposed Offer. The execution of the letters of intent were publicly announced on this date.

On May 3, 2015, the Board met and reviewed proposed definitive agreements and documents related to the proposed Preferred Stock financing following negotiation between the parties of such agreements based on the agreed term sheet. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. After receiving advice from Withers and J.P. Morgan, the Board concluded that the proposed Preferred Stock financing was in the best interest of the Company and its stockholders and approved the definitive agreements and documents and the issuance of the Preferred Stock, subject to satisfaction of certain conditions.

On May 4, 2015, the Company and Purchaser entered into the definitive Investment Agreement and related documents.

On May 5, 2015, a representative of J.P. Morgan reported to the Company that a representative of Brookfield reached out to a representative of J.P. Morgan to ask if J.P. Morgan could facilitate a discussion between Brookfield and Mr. Milikowsky regarding whether Mr. Milikowsky would be willing to enter into a tender and support agreement with respect to his Shares in connection with the proposed Offer. The Company informed J.P. Morgan that it consented to such discussion.

On May 8, 2015, a representative of J.P. Morgan reported to the Company that a representative of Brookfield met with Mr. Milikowsky in New York and that Mr. Milikowsky was receptive to Brookfield’s proposal.

On May 12, 2015, the Board met to discuss the proposed Offer (and related Merger). Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. At this meeting, Mr. Barker discussed key terms and Board responsibilities and fiduciary duties associated with the proposed transaction. Among the matters discussed by Mr. Barker were the tender offer process, associated SEC filings and disclosure requirements, the process for carrying out the go-shop provisions, antitrust clearance, and deal protections, including Brookfield’s willingness to permit the Company to consider an unsolicited competing acquisition transaction even after the go shop process. Mr. Barker and Mr. Walker also discussed the key open items in the negotiations, the change in control acceleration provisions in the Company’s debt arrangements, potential associated

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rating agency considerations, and the nature of Brookfield’s commitment to backstop the Company’s debt obligations in the event such obligations were to be accelerated. Mr. Walker and Mr. MacAllister discussed J.P. Morgan’s proposed fairness opinion, noting that it is a policy of J.P. Morgan not to provide a fairness opinion where there is not an acquisition that creates a majority holder of the subject company’s outstanding shares. The Board gave guidance to J.P. Morgan and Company counsel with respect to resolution of such open items.

On May 13, 2015, the Board met to obtain an update on and discuss the continuing negotiations with respect to the proposed Offer (and related Merger). Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Walker and Mr. Barker provided an update to the Board regarding significant open items in connection with the Merger Agreement and other transaction documents that were being negotiated, including provisions related to the Board’s ability to accept a superior proposal, including whether the Company would have the right to redeem the Preferred Stock to be issued to Brookfield in the Preferred Stock financing upon the Board’s acceptance of such a proposal, as well as Brookfield’s standby credit commitment, the proposed elements of a superior proposal, closing conditions and expense reimbursement. The Board gave guidance to J.P. Morgan and Company counsel with respect to resolution of such open items.

On May 14, 2015, the Board met to obtain an update on negotiations with Brookfield related to the Merger Agreement. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Barker and Mr. Walker provided an update on negotiations. At this meeting, the Board also reviewed certain SEC disclosure requirements. The Board then reviewed the sequence of events expected for finalizing the Merger Agreement and related documents, assuming the resolution of the open items based on guidance previously given by the Board.